UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2003

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[ ]	Form 40-F	[ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                 .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: March 28, 2003	By /s/ RANDY MILNER

	Name:	Randy Milner
	Title:	Senior Vice President, General Counsel & Corporate Secretary

IMPORTANT INFORMATION FOR SHAREHOLDERS

Notice of the Annual General Meeting of Shareholders

and
Information Circular
March 7, 2003

SIGNATURES

Invitation to Shareholders
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
INFORMATION CIRCULAR
PART I VOTING
PART II BUSINESS OF THE MEETING
RECEIVE THE FINANCIAL STATEMENTS
ELECTION OF DIRECTORS
RE-APPOINTMENT AND REMUNERATION OF AUDITORS
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
PART III CORPORATE GOVERNANCE
PART IV COMPENSATION
DIRECTORS’ COMPENSATION
EXECUTIVE COMPENSATION
REPORT ON EXECUTIVE COMPENSATION
DIRECTORS AND OFFICERS’ LIABILITY INSURANCE
PART V OTHER INFORMATION
TOTAL SHAREHOLDER RETURN COMPARISON
SHAREHOLDER PROPOSALS
AVAILABILITY OF INFORMATION
PROXY
IMPORTANT INFORMATION FOR PARTICIPANTS IN THE METHANEX CORPORATION SHARE PURCHASE PLAN FOR EMPLOYEES

Methanex Corporation	1800 Waterfront Centre 200 Burrard Street Vancouver, British Columbia Canada V6C 3M1	Telephone: (604) 661-2600 Facsimile: (604) 661-2676

March 7, 2003

Invitation to Shareholders

On behalf of the entire Board of Directors of Methanex Corporation, we would like to extend our personal invitation for you to join us at our Annual General Meeting of shareholders. The meeting will be held at the Vancouver Convention & Exhibition Centre in Vancouver, British Columbia on Thursday, May 22, 2003 at 10:30 a.m.

At the meeting, we will be voting on a number of matters and we hope you will take the time to consider the information dealing with these matters as set out in the accompanying Information Circular. We encourage you to exercise your vote, either at the meeting or by completing and sending in your proxy. Use of the proxy form is explained in the accompanying Information Circular. If you are a “non-registered” shareholder, you should follow the instructions that you receive from the institution that holds your shares to ensure that your shares get voted at the Meeting in accordance with your wishes.

The meeting will provide you with a forum to learn more about our 2002 performance and hear first-hand our strategy for the future. It will also provide you with an excellent opportunity to meet the Company’s Directors and Senior Management and ask them your questions.

We hope that you will attend the Annual General Meeting and we look forward to seeing you there. If you are unable to attend, the meeting will also be webcast live through our website: www.methanex.com.

Sincerely,

Jeffrey M. Lipton Chairman of the Board Methanex Corporation	Pierre Choquette President and Chief Executive Officer Methanex Corporation

METHANEX CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

      The Annual General Meeting (“Meeting”) of shareholders of Methanex Corporation (the “Company”) will be held at the following time and place:

WHEN:	Thursday, May 22, 2003
TIME:	10:30 a.m. (Vancouver time)
PLACE:	Meeting Rooms 1, 2 & 3 Vancouver Convention & Exhibition Centre 999 Canada Place Vancouver, British Columbia

      The Meeting is being held for the following purposes:

1.	To receive the Consolidated Financial Statements for the financial year ended December 31, 2002 and the Auditors’ Report on such statements;

2.	To elect directors;

3.	To re-appoint auditors;

4.	To authorize the Board of Directors to fix the remuneration of the auditors; and

5.	To transact such other business as may properly come before the Meeting.

      If you are a holder of Common Shares of the Company and do not expect to attend the Meeting in person, please complete the enclosed proxy form and either fax it to (416) 368-2502 or forward it to CIBC Mellon Trust Company using the envelope provided with these materials. Proxies must be received no later than 24 hours (excluding Saturdays, Sundays and holidays) before the time fixed for commencement of the Meeting or any adjournment thereof.

      DATED at the City of Vancouver, in the Province of British Columbia this 7th day of March, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) RANDY MILNER
Senior Vice President, General Counsel and
Corporate Secretary

METHANEX CORPORATION

INFORMATION CIRCULAR

Information contained in this Information Circular is given as at March 7, 2003 unless otherwise stated.

PART I   VOTING

Solicitation of Proxies

      This Information Circular is furnished in connection with the solicitation of proxies by or on behalf of the management and Board of Directors of Methanex Corporation (the “Company”) for use at the annual general meeting (the “Meeting”) of shareholders of the Company to be held at the time and place (including any adjournment thereof) and for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders.

      It is anticipated that this Information Circular and the accompanying Proxy form will be mailed on or about March 28, 2003 to holders of common shares of the Company (“Common Shares”).

What will be voted on at the Meeting?

      Shareholders will be voting on those matters which are described in the accompanying Notice of Annual General Meeting of Shareholders. The Notice includes all the matters to be presented at the Meeting that are presently known to management. A simple majority (that is, greater than 50%) of the votes cast, in person or by proxy, will constitute approval of these matters.

Who is entitled to vote?

      Only those who are registered as holders of Common Shares (“Registered Shareholders”) on March 24, 2003 (the “Record Date”) are entitled to vote at the Meeting or at any adjournment thereof. Each Registered Shareholder has one vote for each Common Share held at the close of business on March 24, 2003. As of March 7, 2003, there were 126,264,364 Common Shares outstanding. As of that date, to the knowledge of the directors and senior officers of the Company, there are no persons, other than NOVA Chemicals Corporation (“NOVA”), who beneficially own, directly or indirectly, or exercise control or direction over Common Shares carrying more than 10% of the voting rights of the Company. NOVA beneficially owns, directly or indirectly, or exercises control or direction over 46,946,876 Common Shares representing 37.2% of the outstanding Common Shares.

Can I vote Common Shares which I acquired after March 24, 2003?

      Unfortunately not. The Canada Business Corporations Act states that a shareholder who acquires shares after the Record Date will not be entitled to vote those shares at the Meeting.

How to vote

      If you are a Registered Shareholder, there are two ways in which you can vote your shares. You can either vote in person at the Meeting or you can vote by proxy.

          Voting by Proxy

      If you do not plan to come to the Meeting, you can have your vote counted by appointing someone who will attend at the Meeting as your proxyholder. In the proxy, you can either direct your proxyholder how you want your shares to be voted or let your proxyholder choose for you. You can always revoke your proxy if you decide to attend the Meeting and wish to vote your shares in person (see “Revoking a Proxy” on page 2).

          Voting in Person

      Registered Shareholders who will attend the Meeting and wish to vote their shares in person should not complete a proxy form. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, CIBC Mellon Trust Company, upon your arrival at the Meeting.

What if I am not a Registered Shareholder?

      Many shareholders are in fact “non-registered shareholders.” Non-registered shareholders are those whose shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee, custodian, etc). Unless you have previously informed your intermediary that you do not wish to receive material relating to the Meeting, you will receive or have already received from your intermediary either a request for voting instructions or a proxy form. Every intermediary has its own forms and procedures. Non-registered shareholders should follow them carefully to ensure that their Common Shares are voted at the Meeting.

      Since the Company does not have access to the names of its non-registered shareholders, if you attend the Meeting, the Company will have no record of your shareholdings or your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the Meeting, insert your own name in the space provided on the voting instructions or proxy to appoint yourself as proxyholder and return it in the envelope provided. Do not otherwise complete the form as your vote will be taken at the Meeting. Please register with the transfer agent, CIBC Mellon Trust Company, upon arrival at the Meeting.

What is a Proxy?

      A proxy is a document that authorizes someone else to attend the Meeting and cast the votes for a Registered Shareholder. Enclosed in this package is a proxy form for the Meeting. Use it or any other legal proxy form to appoint a proxyholder. Your proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting including any continuation after adjournment of the Meeting.

      If you vote on the issues listed by marking the appropriate boxes on the proxy form, your shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your shares as they consider best.

Appointing a Proxyholder

      Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can choose anyone you want to be your proxyholder. It does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form or by completing any other legal proxy form and delivering it to CIBC Mellon Trust Company within the time hereinafter specified for receipt of proxies.

      If you leave the space on the proxy form blank, either Jeffrey M. Lipton or Pierre Choquette, both of whom are named in the form, are appointed to act as your proxyholder. Mr. Lipton and Mr. Choquette are directors of the Company.

      For the proxy to be valid, it must be completed, dated and signed by the holder of Common Shares or the holder’s attorney authorized in writing and then delivered to the Company’s transfer agent, CIBC Mellon Trust Company, in the envelope provided or by fax to (416) 368-2502 no later than 24 hours prior to the Meeting or any adjournment thereof. Completed proxies may also be delivered to the Chairman of the Meeting prior to the start of the Meeting or any adjournment thereof.

How will my shares be voted if I give my Proxy?

      If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote your shares for you at the Meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST, or WITHHOLD), then your proxyholder must vote your shares accordingly.

      If you have not specified how to vote on a particular issue, then your proxyholder can vote your shares as they see fit. However, if you have not specified how to vote on a particular issue and either Mr. Lipton or Mr. Choquette is appointed as proxyholder, your shares will be voted in favour of the particular issue. For more information on these issues, see Part II “BUSINESS OF THE MEETING” below. If any amendments are proposed to the matters described in the Notice, or if any other matters properly come before the Meeting, your proxyholder may vote your shares as they consider best.

Revoking a Proxy

      If you want to revoke your proxy after you have delivered it, you can do so any time before it is used. You or your authorized attorney must clearly state in writing that you want to revoke your proxy and deliver this document by mail to Proxy Department, CIBC Mellon Trust Company, #6 – 200 Queen’s Quay East, Toronto, ON, Canada, M5A 4K9 or by fax to (416) 368-2502, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof. Revocations may also be delivered to the Chairman of the Meeting prior to the start of the Meeting or any adjournment thereof. If you revoke your proxy and do not replace it with another in the manner provided in “Appointing a Proxyholder” above, you will be able to vote your shares in person at the Meeting.

Costs of this Solicitation of Proxies

      The cost of this solicitation of proxies is borne by the Company. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone or other means of communication by directors and regular employees of the Company without special compensation. In addition, the Company may retain the services of agents to solicit proxies on behalf of management of the Company. In that event, the Company will compensate any such agents for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities which may be incurred by them in performing their services. The Company may also reimburse brokers or other persons holding Common Shares in their names, or in the names of nominees, for their reasonable expenses in sending proxies and proxy material to beneficial owners and obtaining their proxies.

Who counts the votes?

      The Company’s transfer agent, CIBC Mellon Trust Company, counts and tabulates the proxies. This is done independently of the Company to preserve the confidentiality in the voting process. Proxies are referred to the Company only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

How do I contact the transfer agent?

      If you have any inquiries, the transfer agent, CIBC Mellon Trust Company, can be contacted as follows:

Toll-free:	1-800-387-0825
Mail:	CIBC Mellon Trust Company Suite 1600, 1066 West Hastings Street Vancouver, British Columbia V6E 3X1
Telephone:	(604) 891-3008
Fax:	(604) 688-4301

PART II      BUSINESS OF THE MEETING

RECEIVE THE FINANCIAL STATEMENTS

      The consolidated financial statements for the year ended December 31, 2002 are included in the Annual Report, which has been mailed to shareholders with the Notice of the Meeting and this Information Circular.

ELECTION OF DIRECTORS

      The articles of the Company provide that the Company have a minimum of 3 and a maximum of 15 directors. The by-laws of the Company provide that when the articles of the Company provide for a minimum and maximum number of directors, the number of directors within the range may be determined from time to time by resolution of the Board of Directors. The directors have determined that there should be 10 directors.

      The directors of the Company are elected each year at the annual general meeting of the Company and hold office until the next annual general meeting or until their successors are elected or appointed. The persons named in the following table are nominated for election by management. The persons named in the accompanying Proxy, if not expressly directed to the contrary in such Proxy, will vote the Common Shares in respect of which they have been appointed proxyholder in favour of the election of those persons listed below as nominees as directors.

      The following table sets out the names of the nominees for election as directors, all other positions within the Company now held by them, their present principal occupations, the date on which each became a director of the Company, the number of Common Shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them and number of Deferred Share Units held by each of them as at March 7, 2003.

			Shares Beneficially
			Owned or Over Which
			Control or Direction
Name, Residence and	Principal Occupation		Is Exercised(1)/
Present Position of Nominee	or Employment	Director Since	Deferred Share Units Held(2)

PIERRE CHOQUETTE	President and Chief Executive	October 1994	613,343 /	0
Vancouver, British Columbia	Officer of the Company
Director, President and
Chief Executive Officer
ROBERT B. FINDLAY(4)(5)(7)	Corporate Director, formerly	July 1994	76,500 /	46,140
West Vancouver, British Columbia	President and Chief Executive
Director	Officer of MacMillan Bloedel Limited
BRIAN D. GREGSON(3)(7)	Corporate Director, formerly	July 1994	23,000 /	31,960
Vancouver, British Columbia	Chairman of Barbican
Director	Properties Inc. and Senior Executive Vice President of Royal Bank of Canada
R.J. (JACK) LAWRENCE(3)(4)(5)	Chairman of Lawrence &	January 1995	50,600 /	51,402
Toronto, Ontario	Company Inc., an investment
Director	management company
JEFFREY M. LIPTON(4)(5)(6)	President and Chief Executive	February 1994	165,700 /	94,463
Pittsburgh, Pennsylvania	Officer of NOVA(8)
Director and Chairman
DAVID MORTON(4)(5)(6)	Corporate Director, formerly	January 1995	2,000 /	48,466
Montreal, Quebec	Chairman of the Board and
Director	Chief Executive Officer of Alcan Aluminium Limited
CHRISTOPHER D. PAPPAS(7)	Senior Vice President and	March 2002	2,000 /	0
Pittsburgh, Pennsylvania	President, Styrenics of
Director	NOVA(8)

Shares Beneficially
Owned or Over Which
Control or Direction
Name, Residence and	Principal Occupation		Is Exercised(1)/
Present Position of Nominee	or Employment	Director Since	Deferred Share Units Held(2)

A. TERENCE POOLE(3)	Executive Vice President,	February 1994	75,000 /	0
Pittsburgh, Pennsylvania	Corporate Strategy and
Director	Development of NOVA(8)
GRAHAM D. SWEENEY(3)(7)	Corporate Director,	July 1994	21,000 /	33,839
Sarnia, Ontario	formerly President and
Director	Chief Executive Officer of Dow Chemical Canada Inc.
ANNE L. WEXLER(4)(5)(6)	Chairman of the Executive	January 2001	1,000 /	3,389
Washington, D.C.	Committee of Wexler &
Director	Walker Public Policy
Associates, a private
government relations
consulting firm

(1)	This information, to the extent not within the knowledge of the Company, has been furnished by the directors themselves. The number of Common Shares held by any director includes those Common Shares indirectly owned or under the control or direction of such director.

(2)	For more information on Deferred Share Units, see “Directors’ Compensation” on page 11 and “Deferred Share Unit Plan” on page 17.

(3)	Member of the Audit, Finance and Risk Committee.

(4)	Member of the Corporate Governance Committee.

(5)	Member of the Human Resources Committee.

(6)	Member of the Public Policy Committee.

(7)	Member of the Responsible Care Committee.

(8)	NOVA is a commodity chemical company producing styrenics and olefins/ polyolefins with manufacturing facilities located in North America and Europe.

RE-APPOINTMENT AND REMUNERATION OF AUDITORS

      Management and the directors of the Company recommend the re-appointment of KPMG LLP, Chartered Accountants, Vancouver, as the auditors of the Company to hold office until the termination of the next annual meeting of the Company. As in past years, it is proposed that the remuneration to be paid to the auditors be determined by the directors of the Company.

      The persons named in the accompanying Proxy, if not expressly directed to the contrary in such Proxy, will vote the Common Shares in respect of which they have been appointed proxyholder for the re-appointment of KPMG LLP, Chartered Accountants, as the auditors of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

      None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company at any time since the beginning of the Company’s last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors.

PART III CORPORATE GOVERNANCE

Board of Directors

      The Board of Directors has responsibility for supervising the management of the business and affairs of the Company. The Board establishes the policies of the Company and monitors and evaluates the Company’s strategic direction and retains plenary power for those functions not specifically delegated by it to management. In addition to maintaining the powers required by law or under the by-laws of the Company, the Board approves significant business decisions and corporate plans as well as major transactions such as acquisitions, divestitures, financing and significant capital expenditures. The Board met formally on nine occasions in 2002. The overall Board member attendance rate at these meetings was 94%.

      The Chairman of the Board of the Company, Mr. Lipton, is not an employee of the Company and is not involved in the day-to-day management of the Company.

Committees of the Board of Directors

      The Board of Directors has established five standing Committees, has delegated certain responsibilities to each of those Committees and has also instructed each of them to perform certain advisory functions and make recommendations and report to the Board. In 2002 there existed four standing Committees. In early 2003, the Board divided the Human Resources and Corporate Governance Committee and established the Human Resources Committee and the Corporate Governance Committee. Except for Mr. Lipton, who is Chairman of the Board, no member of a standing Committee of the Board was during 2002, or is currently, an officer or employee of the Company or any of its subsidiaries.

          Audit, Finance and Risk Committee

          Members: Messrs. Gregson (Chair), Lawrence, Poole and Sweeney

      The Audit, Finance and Risk Committee meets with the financial officers of the Company and the independent auditors to review and inquire into matters affecting financial reporting, financial controls and procedures, the system of internal accounting, audit procedures and plans and recommends to the Board the auditors to be appointed. In addition, this Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities, and also reviews with management and reports to the Board on the financing plans and objectives of the Company, the risks inherent in the Company’s business and risk management programs relating thereto. This Committee is also responsible for reviewing and reporting to the Board on matters relating to the funding and investment of funds of the Company’s pension plans. In 2002, this Committee met seven times. The overall Committee member attendance rate at these meetings was 96%.

          Corporate Governance Committee

          Members: Messrs. Findlay, Lawrence, Lipton, Morton (Chair) and Ms. Wexler

      This Committee was established in March 2003 and is responsible for the composition, compensation and governance of the Board of Directors and recommends to the Board nominees for election or appointment as directors. The functions of this Committee also include assessing and enhancing the performance of the Board and maintaining an effective working relationship between the Board and management of the Company. It is also responsible for taking a leadership role in shaping the corporate governance of the Company and developing and recommending to the Board corporate governance principles for the Company. Prior to being established, these responsibilities were included in the mandate of the Human Resources and Corporate Governance Committee. In 2002, this Committee, as the Human Resources and Corporate Governance Committee, met three times. The overall Committee member attendance rate at these meetings was 87%.

          Human Resources Committee

          Members: Messrs. Findlay, Lawrence, Lipton (Chair), Morton and Ms. Wexler

      The Human Resources Committee is responsible for reviewing recommendations for the appointment of persons to senior executive positions, succession planning, considering terms of employment including total compensation practices, reviewing the Company’s executive development programs, human resource plans and policies, recommending awards under the Company’s short-term and long-term incentive plans and matters relating to the administration of the Company’s pension plans, other than matters relating to the funding and investment of funds. This Committee also approves the written corporate objectives of the Chief Executive Officer of the Company on an annual basis. In 2002, this Committee, as the Human Resources and Corporate Governance Committee, met three times. The overall Committee member attendance rate at these meetings was 87%.

          Public Policy Committee

          Members: Messrs. Lipton and Morton and Ms. Wexler (Chair)

      The Public Policy Committee is responsible for reviewing and making recommendations to the Board of Directors regarding policies and practices of the Company on matters relating to political contributions, social investment policy, government relations and public affairs issues. In 2002, this Committee met twice. The overall Committee member attendance rate at these meetings was 100%.

          Responsible Care Committee

          Members: Messrs. Findlay, Gregson, Pappas and Sweeney (Chair)

      The Responsible Care Committee is responsible for reviewing and making recommendations to the Board of Directors regarding matters relating to the environment and occupational health and safety issues, that impact significantly on the Company including ensuring that the Company is carrying out all of its operations in accordance with the principles of Responsible Care®. In 2002, this Committee met twice. The overall Committee member attendance rate at these meetings was 100%.

Statement of Corporate Governance Practices

      Corporate governance has become an important public policy issue in North America. Corporate governance means having in place processes and structures which provide proper direction and management of the business and affairs of a company and good corporate governance is critical to a company’s effective, efficient and prudent operation. Recently, there have been many regulatory and legal initiatives aimed at improving corporate governance, increasing corporate accountability and enhancing transparency of public company disclosure. The Company’s management and Board of Directors actively monitor and, where appropriate, respond to these various regulatory and legal initiatives. These initiatives include the US Sarbanes-Oxley Act, which became law on July 30, 2002. We comply with the provisions of that Act which apply to us as a non-US public company listed on a US stock exchange.

      In 1995, The Toronto Stock Exchange (“TSX”) issued a series of guidelines relating to effective corporate governance (“Guidelines”). In 2002, the Toronto Stock Exchange Joint Committee on Corporate Governance proposed amendments to the Guidelines but these proposals have not yet become effective. The current Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. Our corporate governance practices are consistent with the Toronto Stock Exchange’s current Guidelines.

      The following information outlines the Company’s approach to corporate governance with reference to the current Guidelines, as required by the TSX.

TSX Corporate Governance Guidelines	Comment

1. The board should explicitly assume responsibility for stewardship of the company	The Board has assumed responsibility for the stewardship of the Company by exercising its plenary power over management of the business and affairs of the Company, to the extent not specifically delegated by it to Management.
The board should assume responsibility for:
a. Adoption of a strategic planning process	The Board has assumed responsibility for ensuring that the Company follows a well-defined strategic planning process. As part of that process, the Board reviews draft plans, approves final plans and conducts periodic progress reviews.
b. Identification of principal risks and the implementation of appropriate risk- management systems	The Board has assumed responsibility for identification of the principal risks of the Company’s business and for ensuring the implementation of appropriate systems for managing these risks. The Audit, Finance and Risk Committee reviews the actions of management concerning risks relating to operations such as currency, insurance and shipping risks, and reviews and approves actions relating to the Company’s insurance program and currency hedging. The Responsible Care Committee reviews risks relating to the environment, occupational health and safety and the Company’s operations as they relate to compliance with Responsible Care®. See pages 6 and 7 for more information about the activities of both of these committees.
c. Succession planning and monitoring senior management	The Human Resources Committee conducts regular succession planning reviews relating to the Chief Executive Officer and the Company’s other senior managers. See page 6 for more information about the activities of this committee.
d. Communications policy	The Company has a written communications policy which sets out guidelines governing the content and method of disclosing corporate information to shareholders, the public and others. This policy has been approved by the Board. All public financial and certain other disclosure information is reviewed and approved by the Audit, Finance and Risk Committee and, where appropriate, by the Corporate Governance Committee or Public Policy Committee and approved by the Board.
e. Integrity of internal control and management information systems	The Audit, Finance and Risk Committee conducts regular reviews with both management and the Company’s external auditors regarding the adequacy and effectiveness of the Company’s internal controls procedures and reports to the Board.
2.      Majority of directors should be “unrelated” (meaning independent of management and free from any interest and any business or other relationship, which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the company, other than interests and relationships arising from shareholding)
The Board has determined that nine of the ten directors of the Company are “unrelated” directors. All nine of these directors are independent as defined in the current Nasdaq Rules.

TSX Corporate Governance Guidelines	Comment

3. Disclose whether each director is “unrelated”	Mr. Choquette (President and Chief Executive Officer of the Company) is the only related director.
4. Appoint a committee of directors responsible for proposing new directors and for assessment of directors, composed of a majority of unrelated directors	The Corporate Governance Committee, all of whose members are unrelated and outside directors, recommends suitable candidates for the Board and ensures that qualifications for the Board have been maintained.
5. Implement a process for assessing the effectiveness of the board, its committees and individual directors	The Corporate Governance Committee reviews the effectiveness of the Board and its Committees as well as other corporate governance issues for consideration by the Board. The Chairman of the Board has responsibility to monitor the effectiveness of individual directors.
6. Provide orientation and education programs for new directors	A new director is provided with a written orientation and education package relating to the Company as well as information on the responsibilities and liabilities of directors. In addition, Board members periodically visit plant locations.
7. Consider reducing the size of the board with a view to improving effectiveness	The Corporate Governance Committee conducts an annual review of the size of the Board. The Company currently has ten Board members which it considers appropriate to be effective.
8. Review compensation of directors in light of risks and responsibilities	The Corporate Governance Committee annually reviews and recommends to the Board the remuneration of directors of the Company in light of the risks and responsibilities assumed and external findings concerning competitiveness with comparator companies.
9. Committees should generally be composed of non-management directors and the majority of committee members should be unrelated	All of the Committees of the Board are composed entirely of non- management and unrelated directors.
10. Appoint a committee responsible for determining the company’s approach to corporate governance issues	The Corporate Governance Committee is responsible for recommending to the Board a set of corporate governance principles for the Company. These principles are reviewed annually.
11. Define limits to management’s respon- sibilities by developing mandates for:
a. The board	The Board of Directors has responsibility for supervising the management of the business and affairs of the Company and exercises plenary power for those functions not specifically delegated by it to management.
b. The chief executive officer	The Board has approved a written position description for the Chief Executive Officer. The Human Resources Committee annually reviews the corporate objectives which the CEO is responsible for meeting and these objectives are then approved by the Board.

TSX Corporate Governance Guidelines	Comment

12. Establish procedures to enable the board to function independently of management	The Chairman of the Company is not a member of management and the rest of the Board consists entirely of unrelated and outside directors except for the Chief Executive Officer. The Board has both the authority and opportunity to function independently of management and meets independently of management at its discretion. The independence of the Board is further enabled through the separation of the positions of Chairman and Chief Executive Officer. The Corporate Governance Committee monitors the relationship between the Board and management.
13. Establish an audit committee with a specifically defined mandate, with all members being outside directors	The Board has established an Audit, Finance and Risk Committee with a defined written mandate that is summarized on page 6. The Committee is comprised exclusively of outside directors and meets regularly with the external auditors without management present. All Committee members are independent as defined in the current Nasdaq Rules.
14. Implement a system to enable individual directors to engage outside advisers, at the company’s expense	The Board, a Committee or an individual director may engage outside advisers at the expense of the Company with respect to a decision or action.

PART IV      COMPENSATION

DIRECTORS’ COMPENSATION

      During 2002 an annual fee of $40,000 was paid to each non-employee director and an annual fee of $120,000 was paid to the Chairman of the Board. In addition, each such director is paid $2,500 for each Board meeting and each Committee meeting attended and the Chair of a Committee is paid an additional $2,500 for each meeting. Non-employee directors are also entitled to be reimbursed for travel and other expenses incurred by them in the performance of their duties and certain non-employee directors who travel cross-country to attend meetings receive a travel fee of $2,500 per trip. In addition, during 2002, each non-employee director was granted options to purchase 15,000 Common Shares at an exercise price of US $6.45 per share (the closing price of the Common Shares on The Toronto Stock Exchange on the day before the date of the grant converted to US dollars using the Bank of Canada’s daily noon rate on the day the closing price is established). The options are exercisable over a ten-year period with 50% of the options vesting one year from the date of grant, a further 25% vesting after two years and the final 25% vesting after three years. Commencing in 2003, directors ceased to be granted options but were granted 6,000 Restricted Share Units (“RSUs”) as part of their compensation. RSUs are more fully described on page 17.

      Under the Company’s Deferred Share Unit (“DSU”) Plan (more fully described on page 17), each director elects annually to receive 100%, 50% or 0% of his or her retainer and meeting fees as DSUs. The actual number of DSUs granted to a director is calculated at the end of each quarter by dividing the dollar amount elected to the DSU Plan by the five day average closing price of the Common Shares on the TSX during the last five trading days of that quarter. See table commencing on page 4 for DSUs held by each director. Under the terms of the DSU Plan, Mr. Pappas, having been appointed a director in March 2002, was not eligible to participate in the DSU Plan until 2003.

EXECUTIVE COMPENSATION

Summary Compensation

      The following table sets forth a summary of compensation earned during the last three fiscal years by the Company’s Chief Executive Officer and its four other executive officers (collectively, the “Named Executive Officers”) who had the highest aggregates of salary and bonus during the fiscal year 2002.

      All amounts shown in this table and elsewhere in this Information Circular are in Canadian dollars unless otherwise noted.

Summary Compensation Table

					Long-Term
					Compensation
		Annual Compensation			Awards

				Other Annual	Securities Under	All Other
		Base Salary	Bonus	Compensation	Options Granted	Compensation
Name and Principal Position	Year	$	$(1)	$(2)	#(3)	$(4)

P. Choquette	2002	959,000	775,000	52,440	620,000	3,552
CEO & President	2001	907,500	528,000	55,380	780,000	2,843
	2000	789,500	500,000	107,410	450,000	19,288
R. Krause(5)	2002	526,122	262,634		73,000	96,588
Senior VP, Latin America	2001	526,149	245,514		93,000	80,727
& Global Manufacturing	2000	541,646	199,243		50,000	56,432
A. Cole	2002	363,250	212,000	56,249	73,000	73,614
Senior VP, Finance & CFO	2001	350,000	165,000	54,294	93,000	71,817
	2000	327,500	109,000	43,714	50,000	75,910
J. Gordon	2002	368,250	200,000	54,816	73,000	76,962
Senior VP, Corporate Resources	2001	347,500	157,000	58,049	100,000	72,510
	2000	299,250	108,000	42,960	50,000	51,046
G. Duffy	2002	339,750	192,000	68,687	73,000	51,080
Senior VP, Global Marketing &	2001	320,000	124,000	76,569	100,000	48,138
Logistics	2000	226,500	97,000	58,765	50,000	27,725

(1)	These annual incentive payments are reported in the fiscal year in which they were earned, not in the year in which they were actually paid. They are paid in cash and/or DSUs in the year following the fiscal year in which they are earned. For more information concerning these annual incentives, refer to “Short-Term Incentive Plan” on page 16.

(2)	The amounts shown represent:

•	For Mr. Choquette: housing allowance (2002 – $24,000; 2001 – $24,000; 2000 – $52,000), tax payments in respect of certain perquisites and other personal benefits made on his behalf (2002 – $19,589; 2001 – $22,093; 2000 – $47,751), auto allowance and other miscellaneous items.

•	For Mr. Cole; subsidies paid through a housing assistance program (2002 – $22,168; 2001 – $20,886; 2000 – $16,872), tax payments in respect of certain perquisites and other personal benefits made on his behalf (2002 – $19,584; 2001 – $19,787; 2000 – $17,744), auto allowance and other miscellaneous items.

•	For Mr. Gordon: subsidies paid through a housing assistance program (2002 – $23,465; 2001 – $24,729; 2000 – $17,252), tax payments in respect of certain perquisites and other personal benefits made on his behalf (2002 – $20,730; 2001 – $23,278; 2000 – $18,932), auto allowance and other miscellaneous items.

•	For Mr. Duffy: subsidies paid through a housing assistance program (2002 – $28,875; 2001 – $31,128), tax payments in respect of certain perquisites and other personal benefits made on his behalf (2002 – $25,297; 2001 – $32,256; 2000 – $24,865), relocation allowance (2000 – $23,100), auto allowance and other miscellaneous items.

Where no amount is stated, the amount does not exceed 25% of the total Other Annual Compensation amount disclosed in the table above. Where no amount is shown for Other Annual Compensation, the total value of perquisites and benefits is less than the lesser of $50,000 and 10% of total annual salary and bonus for the Named Executive Officer.

(3)	Consists of options for Common Shares of the Company granted during the relevant fiscal year.

(4)	The amounts include premiums paid on life insurance and health care, contributions to the Company’s Employee Share Purchase Plan and pension contributions.

(5)	Mr. Krause receives his compensation in Chilean pesos. His salary and other compensation shown in this table have been converted to Canadian dollars using average foreign exchange rates for the relevant fiscal year except for his annual incentive payment which uses a foreign exchange rate at the date of the Information Circular of the Company following the relevant fiscal year.

Stock Options

      The following table sets forth information concerning option grants during 2002 to the Named Executive Officers.

Option Grants During the Most Recently Completed Financial Year

				Market Value
				of Securities
		% of Total		Underlying
		Options Granted	Exercise	Options on the
	Securities Under	to Employees in	Price	Date of Grant
Name	Options Granted	Financial Year	(US$/share)	(US$/share)	Expiration Date

P. Choquette	620,000	25.1	6.45	6.45	February 29, 2012
R. Krause	73,000	3.0	6.45	6.45	February 29, 2012
A. Cole	73,000	3.0	6.45	6.45	February 29, 2012
J. Gordon	73,000	3.0	6.45	6.45	February 29, 2012
G. Duffy	73,000	3.0	6.45	6.45	February 29, 2012

      The following table sets forth information concerning the value realized upon the exercise of options during 2002 and the value of unexercised options held by the Named Executive Officers as at December 31, 2002.

Aggregated Option Exercises During the Most Recently Completed Financial Year

and Financial Year-End Option Values

					Value of Unexercised
	Securities		Unexercised Options		in-the-Money Options
	Acquired	Aggregate	at December 31, 2002 (#)		at December 31, 2002 (Cdn $)(1)
	on Exercise	Value Realized
Name	(#)	(Cdn $)	Exercisable	Unexercisable	Exercisable	Unexercisable(2)

P. Choquette	412,500	4,087,350 (3)	1,329,000	1,722,500	2,549,250	9,817,125
R. Krause	1,197	10,941	207,903	199,000	850,054	1,118,405
A. Cole	100,000	617,310	47,000	199,000	69,400	1,118,405
J. Gordon	12,500	26,375	211,000	202,500	949,915	1,131,495
G. Duffy	33,300	294,475	66,200	185,500	280,136	981,385

(1)	The closing price of the Common Shares on the TSX on December 31, 2002 was Cdn $13.30 and was US $8.38 on the Nasdaq National Market.

(2)	For the purposes of this table, if the exercise price of any option is denominated in US dollars, such exercise price has been converted to Canadian dollars using the Bank of Canada closing rate of exchange on December 31, 2002.

(3)	These proceeds were used by Mr. Choquette to purchase Common Shares and pay tax.

Retirement Plans

      Named Executive Officers resident in Canada participate in either the Company’s defined benefit or defined contribution retirement plan. Both plans are non-contributory with normal retirement occurring at age 65.

      The defined benefit plan provides a retirement income at age 65 for each year of service equal to 1.0% of the 3-year average Canada Pension Plan maximum pensionable earnings, plus 1.6% of the 3-year average salary in excess of this amount for the Named Executive Officer’s annual base salary. Benefits at retirement are paid for life, with a 60% spousal benefit payable after the death of the former employee. A number of other factors may influence pension benefits payable under the retirement plan, including age at retirement and whether a Named Executive Officer elects to receive an optional form of payment instead of the normal joint and 60% survivor pension. Retirement benefits are indexed at 75% of the increase in the Consumer Price Index, less 1%, to a maximum increase of 5%.

      The defined contribution plan provides Named Executive Officers with an annual company contribution equal to 7% of their annual base salary. Contributions are made to a retirement account in each of their names and invested according to their selection of investment vehicles. Five investment vehicles are made available. At retirement, Named Executive Officers may use the funds in their account to purchase an annuity, transfer to a life income fund or transfer to a locked-in registered retirement savings plan.

      Canadian income tax legislation places limits on the amount of retirement benefit which may be paid from the regular retirement plan. Named Executive Officers resident in Canada participate in a supplemental executive retirement plan which provides for benefits in excess of what is provided under the regular plan. Benefits are provided in accordance with the formulae used in the regular plan, but without regard to Canadian income tax limits on the maximum benefit payable. Benefits are paid net of any benefit payable under the regular plan.

      Supplemental plan benefits are provided with earnings defined as base salary plus 100% of the Company’s Short-Term Incentive Plan target. Prior to January 1, 2001, earnings are defined as base salary plus 50% of the Company’s Short-Term Incentive Plan target. Under the defined benefit segment, an unreduced early retirement pension is payable at age 60, with the pension reduced 3% for each year that retirement precedes age 60. The defined contribution segment provides Named Executive Officers with an annual contribution equal to 11% of earnings (7% for Mr. Duffy who joined the supplemental plan after the contribution rate was revised in 1997) less any contributions made to the regular plan. The supplemental plan is funded with a combination of assets and a letter of credit.

      The following table illustrates the estimated annual pension for a Named Executive Officer in the defined benefit segment assuming retirement at age 65 who has not elected an optional form of payment under either the regular retirement plan or the supplemental retirement plan.

Pension Plan and

Supplemental Retirement Plan Table

Remuneration	Years of Service
($)	15	20	25	30	35

1,000,000	236,550	315,400	394,250	473,100	551,950
1,100,000	260,550	347,400	434,250	521,100	607,950
1,200,000	284,550	379,400	474,250	569,100	663,950
1,300,000	308,550	411,400	514,250	617,100	719,950
1,400,000	332,550	443,400	554,250	665,100	775,950
1,500,000	356,550	475,400	594,250	713,100	831,950
1,600,000	380,550	507,400	634,250	761,100	887,950
1,700,000	404,550	539,400	674,250	809,100	943,950
1,800,000	428,550	571,400	714,250	857,100	999,950
1,900,000	452,550	603,400	754,250	905,100	1,055,950
2,000,000	476,550	635,400	794,250	953,100	1,111,950
2,100,000	500,550	667,400	834,250	1,001,100	1,167,950

      As of December 31, 2002, the credited years of service of the Named Executive Officers covered under the defined benefit plans are as follows:

P. Choquette	30.4 years

Note: The employment agreement for Mr. Choquette provides for the recognition of service with NOVA in the determination of the Company’s retirement plan benefits. Benefits paid or payable from the NOVA retirement plans are offset from the total benefit payable from the Company’s plans.

     All other Named Executive Officers in Canada participate in the defined contribution plan. As a non-resident of Canada, Mr. Krause is not eligible to participate in either of the Canadian retirement plans. Mr. Krause participates in a retirement plan of a subsidiary of the Company.

Termination of Employment and Employment Contracts

      The Company has entered into employment agreements with the Named Executive Officers that provide for certain rights in the event of involuntary termination of employment or a change in control.

      Mr. Choquette has an employment contract which provides for a termination payment, if his employment is terminated without cause, of an amount equal to 2.5 times his annual base salary and 2.5 times his target annual incentive under the Company’s Short-Term Incentive Plan, and compensation for pension and other company benefits that he would have received over a 30-month period. In the event of termination within 24 months following a change of control of the Company, Mr. Choquette is entitled to an amount equal to 2.5 times his annual salary and 2.5 times the average of the last three years’ Short-Term Incentive Plan payments made to him, and compensation for pension and other company benefits he would have received over the 30-month period, plus all legal and professional fees and expenses.

      Messrs. Krause, Cole, Gordon and Duffy each have an employment contract which provides for a termination payment if such person’s employment is terminated without cause of an amount equal to (a) 1.5 times his annual salary; (b) 1.5 times the target Short-Term Incentive Plan payment for that employee; and (c) compensation for pension and other company benefits he would have received over an 18-month period. In the event of termination within 24 months (18 months in the case of Mr. Cole) following a change of control of the Company, each is entitled to an amount equal to (a) 2.0 times his annual salary; (b) 2.0 times the average of the last three years’ Short-Term Incentive Plan payments made to that employee (in the case of Mr. Cole, 2.0 times the target Short-Term Incentive Plan payment); and (c) compensation for pension and other company benefits he would have received over a 24-month period, plus all legal and professional fees and expenses.

Composition of the Compensation Committee

      The Human Resources Committee of the Board of Directors is charged with responsibility for compensation matters in respect of executive officers. The Human Resources Committee consists of five members — Messrs. Findlay, Lawrence, Lipton, Morton and Ms. Wexler. None of the members of the Human Resources Committee (other than Mr. Lipton as Chairman of the Board) is an officer or employee of the Company, has any indebtedness to the Company or any of its subsidiaries, or has any material interest, or any associates or affiliates which have a material interest, direct or indirect, in any actual or proposed transaction in the last financial year which has materially affected or would materially affect the Company.

REPORT ON EXECUTIVE COMPENSATION

Human Resources Committee Report on Executive Compensation

      As part of its mandate, the Human Resources Committee of the Board of Directors (in 2002, the Human Resources and Corporate Governance Committee) reviews and recommends to the Board of Directors for approval the remuneration of the Company’s executive officers, including the Named Executive Officers identified in the Summary Compensation Table above. The Committee obtains independent advice in the form of a market or “competitive” assessment from consultants specializing in the compensation field with respect to compensation of executive officers. The Committee reviews periodically the levels of compensation for executive officers. The last such competitive assessment was conducted in October 2002 and the results were reviewed with the Committee in November 2002. Based on the results of this assessment, total cash compensation for executive officers was deemed to be competitive. The Committee also obtains the advice and recommendations of the Chief Executive Officer with respect to compensation of the Company’s other executive officers.

Executive Compensation Policy

1.   Guiding Principles and Objectives

      The Company’s executive compensation policy is designed to provide competitive compensation to enable the Company to attract and retain high-quality and high-performance executives who will significantly contribute to the Company meeting its strategic business objectives. The Company also believes in the importance of encouraging executives to own Common Shares to more fully align management with the interests of shareholders and focus management’s activities on developing and implementing strategies that create and deliver value for shareholders. The Company, since 1998, has had in place stock ownership guidelines for directors and executive officers to promote meaningful Common Share ownership. The guidelines encourage each director to own Common Shares having a value of twice their annual retainer. The guidelines also encourage each executive officer to own Common Shares having a value equal to at least, in the case of the Company’s Chief Executive Officer, 5.0 times his annual base salary and Mr. Choquette, holding 613,343 Common Shares as of March 7, 2003, satisfies the share ownership guideline. Each of the other executive officers is encouraged to own Common Shares having a value equal to at least 3.0 times his annual base salary. The target guidelines are intended to be met within a certain number of years from the date that each individual became an executive officer. Certain other management personnel of the Company are also subject to stock ownership guidelines.

      The Company has instituted practices within its compensation policy directed at aligning the activities of executive officers with the interests of shareholders. For more information on these practices, refer to Section 5(b) – Restricted Share Unit Plan and Section 7 – Deferred Share Unit Plan below.

2.   Total Compensation

      Total compensation for executive officers comprises base salary, short-term incentives, long-term incentives and indirect compensation. Total compensation is established to be competitive in proximity to the 50th percentile of the aggregate compensation for organizations in a reference group of companies selected on the basis of size, industry and that represent the market within which the company competes for leadership talent. Specifically, the reference group of companies is comprised of large North American based chemical, industrial and commodity companies having, where possible, significant international operations.

3.   Base Salary

      Base salaries for executive officers are paid within salary ranges established for each position based on scope and level of responsibility. Individual salaries within the range are determined by that executive’s competence, skill level, and market influences.

4.   Short-Term Incentive Plan

      The Company’s Short-Term Incentive Plan is designed to recognize the contributions of executive officers to the business results of the Company. This plan provides for an annual cash award based on corporate performance using quantifiable financial and operational objectives approved in advance by the Board of Directors and individual performance using specific and pre-agreed objectives. A target award equaling 75% of annual base salary in respect of the Chief Executive Officer and 50% of annual base salary for all other executive officers is dependant upon both individual and corporate performance. This plan provides for an award in excess of the target award if corporate and/or individual performance results exceed the target performance set for the year.

      The Short-Term Incentive Plan award requires that personal performance and corporate performance be quantified and weighted for calculation purposes. The corporate component represents 60% of the overall award and is based on shareholder returns and company strategic targets. The personal component represents 40% of the overall award and is based on leadership and business initiatives identified for each executive officer’s area of responsibility.

5.   Long-Term Incentive Plan

      The Long-Term Incentive Plan is designed to align the interests of executive officers with those of shareholders, to focus efforts on improving shareholder value and the Company’s long-term financial strength, and to provide an incentive to continue employment with the Company by providing executive officers with the opportunity to acquire an increased financial interest in the Company. The Long-Term Incentive Plan was significantly modified in 2003 with the introduction of the RSU Plan component, described below, which serves to replace stock option grants with a non-dilutive notional grant of shares. The Long-Term Incentive Plan has the following two components:

(a) Incentive Stock Option Plan

      Under the Incentive Stock Option Plan, executive officers are eligible for grants of Company stock options. Options are granted by the Board on the recommendation of the Committee. The number of options granted to each executive officer in any year is related to responsibility level and may be adjusted for individual performance and longer-term potential for upward mobility. The exercise price is set equal to the closing price of the Common Shares on the TSX on the day before the date of the grant and converted to US dollars using the Bank of Canada Daily Noon Rate on the day that the closing price is established. If unexercised, each option expires no later than ten years from the day that the option was granted. Subject to certain limitations contained in the plan, options may be granted upon and subject to such terms, conditions and limitations as the Board may from time to time determine. All currently outstanding options expire, in the ordinary course, ten years after their date of grant.

      In 2003, Mr. Choquette will not receive stock options but will receive 100% of the value of his 2003 Long-Term Incentive award in RSUs. All other executive officers may elect to receive 50% of the value of their annual Long-Term Incentive award in the form of stock options. They have all elected not to receive stock options but will receive 100% of the value of their 2003 Long-Term Incentive award in RSUs.

(b) Restricted Share Unit Plan

      In March 2003, the Company introduced the Restricted Share Unit (“RSU”) Plan. RSUs are notional grants of shares. Commencing in 2003, executive officers elect to receive 50% or 100% of the value of their annual Long-Term Incentive award in the form of RSUs. Mr. Choquette and all other executive officers will receive 100% of the value of their 2003 Long-Term Incentive award in RSUs. RSUs granted in 2003 will vest on December 1, 2005. Upon vesting, RSUs are redeemed at a value based on the trading price of the Company’s Common Shares. The RSU Plan will be extended to certain other management positions in 2004. RSUs held by a director or employee are considered when determining whether the individual is meeting share ownership guidelines.

6.   Indirect Compensation Benefits and Perquisites

      Indirect compensation of executive officers includes participation in the retirement plans described above as well as benefits such as extended health and dental care, life insurance and disability benefits, and access to a group retirement savings plan. Executive officers may also participate in the Company’s Employee Share Purchase Plan which allows them to regularly contribute up to 15% of base salary into an account in order to purchase Common Shares. The Company contributes into the account an amount of cash equal to one-half of the executive officer’s cash contribution to a maximum of 5% of base salary. The combined funds in the account are, on a semi-monthly basis, used to purchase Common Shares on the open market.

7.   Deferred Share Unit Plan

      To assist directors and executive officers in achieving the stock ownership guidelines, the Board approved the establishment, effective January 1, 1999, of the Company’s DSU Plan for directors and executive officers.

      Under the DSU Plan, each executive officer may elect annually to receive 100%, 50% or 0% of his Short-Term Incentive Plan award as DSUs. The actual number of DSUs granted to an executive officer is calculated in March of the following calendar year by dividing the dollar amount elected to the DSU Plan, by the average of the five day average closing price of the Common Shares on the TSX, on the last five trading days of each quarter of the preceding calendar year. A DSU account, maintained by the Company, is credited with notional grants of DSUs received by each DSU Plan member. DSUs do not entitle a DSU Plan member to any voting or other shareholder rights.

      The value of the DSUs (equivalent to the market price of the underlying Common Shares) are redeemable only when the DSU Plan member’s term as a director or employment with the Company ceases or upon death (“Termination Time”) and a lump sum cash payment therefor, net of any withholdings, is made after the redemption date specified by the DSU Plan member. The redemption date may fall on a date within a period beginning one year before the Termination Time and ending on December 26 of the first calendar year commencing after the Termination Time.

8.   Executives Outside Canada

      Total compensation policy as it relates to Named Executive Officers employed outside Canada is established with reference to the local market in each country. Reference groups of comparator companies are established with policy benchmarks for salaries and benefits at each level of management. Executive officers employed in countries other than Canada are eligible to participate in the Company’s Short-Term Incentive Plan and Long-Term Incentive Plan.

9.   Chief Executive Officer Compensation

      The basis for determining the Chief Executive Officer’s total compensation is targeted to be competitive in proximity to the 50th percentile of a reference group of North American based chemical companies, taking into account the growth, size, global complexity and autonomous characteristics of the Company.

      The Chief Executive Officer’s salary reflects the incumbent’s performance, qualifications and experience. The Chief Executive Officer also participates in the Company’s Short-Term Incentive Plan and Long-Term Incentive Plan.

      The Short-Term Incentive Plan award requires that personal performance and corporate performance be quantified for calculation purposes and weighted 60% for corporate performance and 40% for personal performance. The corporate component is based on certain strategic targets including the Company’s return on capital employed. The personal component is based on a number of measures including the successful execution of strategic initiatives, organizational leadership, and achievement of Responsible Care® objectives. The Chief Executive Officer may receive part or all of his Short-Term Incentive Plan award in the form of DSUs in the manner described in Section 7 above.

      The long-term incentives to which the Chief Executive Officer is entitled are described in Section 5 – Long-Term Incentive Plan, above.

      Submitted by the Human Resources Committee:

Robert B. Findlay R.J. (Jack) Lawrence Jeffrey M. Lipton (Chair) David Morton Anne L. Wexler

DIRECTORS AND OFFICERS’ LIABILITY INSURANCE

      The Company carries insurance which includes coverage for the benefit of the directors and officers of the Company and its subsidiaries arising from any claim or claims made against them, jointly or severally, during the policy period, by reason of any wrongful act, as defined in the policy, in their respective capacities as directors or officers. The policy also insures the Company and its subsidiaries in respect of any amount the Company or any of its subsidiaries is permitted or required to pay to any of its directors or officers as reimbursement for claims made against them in their capacity as a director or officer.

      The insurance provides US $125,000,000 coverage, inclusive of costs, charges and expenses, subject in the case of loss by the Company or its subsidiaries to a deductible of US $250,000 (US $1,000,000 for securities claims). There is no deductible in the case of loss by a director or officer. However, the limits of coverage available in respect of any single claim may be less than US $125,000,000 as the insurance is subject to an annual aggregate limit of US $125,000,000.

      The cost of this insurance for the current policy year is US $644,625.

PART V      OTHER INFORMATION

TOTAL SHAREHOLDER RETURN COMPARISON

      The following graph compares the total cumulative shareholder return for $100 invested in Common Shares of the Company on December 31, 1997 with the cumulative total return of the S&P/TSX Composite Index (formerly the TSE 300 Composite Index), for the five most recently completed financial years.

Cumulative Value of $100 Investment

Dividends declared on Common Shares of the Company are assumed to be reinvested at the closing share price on the dividend payment date. The S&P/TSX Composite Index is a total return index, including dividends reinvested.

SHAREHOLDER PROPOSALS

      Shareholder proposals to be considered at the 2004 annual meeting of shareholders of the Company must be received at the principal executive offices of the Company no later than December 29, 2003 to be included in the information circular and form of proxy for such annual meeting.

AVAILABILITY OF INFORMATION

      The Company will provide to any person or company, without charge to any security holder of the Company, upon request to the Corporate Secretary of the Company, copies of the Company’s Annual Information Form together with a copy of any document (or the pertinent pages of any document) incorporated therein by reference, the Company’s comparative consolidated financial statements for the year ended December 31, 2002 together with the auditors’ report thereon and any subsequent interim consolidated financial statements of the Company, and the Company’s Information Circular in respect of the Meeting to be held on May 22, 2003. Copies of these documents can also be found at www.sedar.com.

APPROVAL BY DIRECTORS

      The contents and the sending of this Information Circular have been approved by the Board of Directors of the Company.

      DATED at Vancouver, British Columbia this 7th day of March, 2003.

(signed) RANDY MILNER

Senior Vice President, General Counsel
and Corporate Secretary

METHANEX CORPORATION

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

FOR THE ANNUAL GENERAL MEETING TO BE HELD ON MAY 22, 2003

     The undersigned holder of Common Shares of Methanex Corporation (hereinafter called the “Company”) hereby appoints Jeffrey M. Lipton, Chairman of the Board of the Company, or failing him, Pierre Choquette, President and Chief Executive Officer of the Company, or instead of either of them                                                                      the true and lawful proxy of the undersigned to attend, act and vote all the shares of the Company which the undersigned may be entitled to vote at the Annual General Meeting of the Company (the “Meeting”), to be held on May 22, 2003, notice of which Meeting has been received by the undersigned, and at any adjournment or adjournments thereof, and at every poll which may take place in consequence thereof with all the powers which the undersigned could exercise if personally present:

     Indicate your voting choice with a check mark (✓) in the appropriate box.

1.  To elect the following persons as directors of the Company to hold office until the sooner of the next annual general meeting of the Company or their ceasing to hold office:

	VOTE FOR	WITHHOLD VOTE
Pierre Choquette	☐	☐
Robert B. Findlay	☐	☐
Brian D. Gregson	☐	☐
R.J. (Jack) Lawrence	☐	☐
Jeffrey M. Lipton	☐	☐
David Morton	☐	☐
Christopher D. Pappas	☐	☐
A. Terence Poole	☐	☐
Graham D. Sweeney	☐	☐
Anne L. Wexler	☐	☐

2.      To re-appoint KPMG LLP, Chartered Accountants, as auditors of the Company for the ensuing year:

VOTE FOR ☐ WITHHOLD VOTE ☐

3.  To vote FOR ☐ or AGAINST ☐ authorizing the directors to fix the remuneration of the auditors.

     If no specific voting choice has been given for an item, the shares represented by this Proxy will be voted FOR each of the above items.

     The person exercising this Proxy has discretionary authority and may vote the shares represented hereby as such person considers best with respect to amendments or variations to the matters identified in the Notice of Meeting or other matters which may properly come before the Meeting where such amendments, variations or matters were not known to management of the Company a reasonable time prior to the solicitation of this proxy.

     All shares represented at the Meeting by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the undersigned on any ballot that may be called for, and where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented by the Proxy will be voted in accordance with such specifications.

     The undersigned hereby revokes any Proxy previously given and does further hereby ratify all that said proxy may lawfully do in the premises.

Date:                                          , 2003.

Print Name

Number of Common Shares held:

Signature of Holder

NOTES:

(a)	The Proxy must be signed under the hand of the holder of Common Shares or the holder’s attorney duly authorized in writing and the power of attorney need not be attached. Where the holder is a corporation, the Proxy must be executed under its corporate seal or by an officer or attorney thereof duly authorized.

(b)	The Proxy must be delivered to CIBC Mellon Trust Company not less than 24 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the commencement of the Meeting or any adjournment thereof. Please use the envelope accompanying these materials or mail the proxy to Proxy Dept., CIBC Mellon Trust Company, #6, 200 Queen’s Quay East, Toronto, ON Canada M5A 4K9 or faxed to (416) 368 2502. Alternatively, the proxy may be delivered to the Chairman of the Meeting prior to the time fixed for commencement of the Meeting or any adjournment thereof.

(c)	A holder of Common Shares has the right to appoint a person (who need not be a holder of Common Shares) other than those persons named above to represent him, her or it at the Meeting and may exercise this right by inserting the name of such person in the blank space provided above.

(d)	If the Proxy is undated, it will be deemed to be dated the date it was mailed to the holder.

Affix Appropriate Postage

To: ATTN: INVESTOR RELATIONS DEPARTMENT	METHANEX CORPORATION 1800 WATERFRONT CENTRE 200 BURRARD STREET VANCOUVER BRITISH COLUMBIA V6C 3M1

TO NON-REGISTERED HOLDERS	(BENEFICIAL HOLDERS)

In accordance with National Policy No. 41 — Shareholder Communication, beneficial shareholders may elect annually to have their name added to an issuer’s supplemental mailing list in order to receive interim financial statements. If you are interested in receiving such statements please complete and return this form.

NAME OF CORPORATION:	METHANEX CORPORATION

NAME OF SHAREHOLDER:

ADDRESS:

Postal Code:

SIGNATURE:

I certify that I am a beneficial shareholder

SEE REVERSE FOR IMPORTANT INFORMATION

RELATING TO VOTING ESPP SHARES

VOTING INSTRUCTIONS

TO

CANADA TRUST COMPANY

ANNUAL GENERAL MEETING OF

METHANEX CORPORATION
TO BE HELD ON MAY 22, 2003
AND AT ANY ADJOURNMENT OR ADJOURNMENTS THEREOF

     I,                                           , a participant in the Methanex Corporation Share Purchase Plan for Employees (hereinafter referred to as the “Plan”), hereby instruct Canada Trust Company, as Trustee of the Plan, to exercise at the above meeting the voting rights pertaining to all the Common Shares of the Company held to my credit as follows:

     Indicate your voting choice with a check mark (✓) in the appropriate box.

1.   To elect the following persons as directors of the Company to hold office until the sooner of the next annual general meeting of the Company or their ceasing to hold office:

	VOTE FOR	WITHHOLD VOTE
Pierre Choquette	☐	☐
Robert B. Findlay	☐	☐
Brian D. Gregson	☐	☐
R.J. (Jack) Lawrence	☐	☐
Jeffrey M. Lipton	☐	☐
David Morton	☐	☐
Christopher D. Pappas	☐	☐
A. Terence Poole	☐	☐
Graham D. Sweeney	☐	☐
Anne L. Wexler	☐	☐

2.      To re-appoint KPMG LLP, Chartered Accountants, as auditors of the Company for the ensuing year:

VOTE FOR ☐ WITHHOLD VOTE ☐

3.  To vote FOR ☐ or AGAINST ☐ authorizing the directors to fix the remuneration of the auditors.

     With respect to any amendments or variations to the matters listed above or identified in the Notice of Annual General Meeting and any other matters which may properly come before the Meeting, the undersigned confers discretionary authority on the person voting on behalf of the undersigned to vote in accordance with the best judgment of that person.

Date:                                          , 2003

Signature of Holder

INSTRUCTIONS:

1.   Record your instructions, sign and mail to Canada Trust Company in the attached envelope. Alternately, your instructions may be faxed using the following numbers:

     If faxing from North America: 1-800-567-3351

     If faxing from outside North America: 519-850-4157

2.  If you do not wish to specifically instruct the Trustee how to vote or refrain from voting as the case may be, you should not check any of the above squares. If no specific voting choice has been given for an item, the trustee will vote the shares represented by this Voting Instruction FOR each of the above items.

IMPORTANT INFORMATION FOR PARTICIPANTS IN THE

METHANEX CORPORATION SHARE PURCHASE PLAN FOR EMPLOYEES

      Common shares purchased by an employee of the Company under the Methanex Corporation Share Purchase Plan for Employees (“ESPP”) remain registered in the name of Canada Trust Company as trustee of the ESPP, unless the employee withdraws their shares from the ESPP. Once withdrawn, the shares may either become registered in the name of the employee or an intermediary. (For more information, see Part I — “VOTING” contained in the Information Circular.)

      Voting rights attached to ESPP shares which remain registered in the name of Canada Trust Company may be exercised by employees or their attorneys authorized in writing, by indicating on the Voting Instructions form (on reverse) the necessary directions to Canada Trust Company how the ESPP shares are to be voted at the Meeting and returning the Voting Instructions form in the pre-paid envelope or by fax to Canada Trust Company at the fax number indicated below. The ESPP shares will then be voted pursuant to those directions. If no choice is specified for an item, the ESPP shares will be voted in favour of management’s propositions. The shares will be voted at the discretion of Canada Trust Company in respect of amendments to management’s propositions or such other business as may be properly brought before the Meeting. Only ESPP shares in respect of which a Voting Instructions form has been signed and returned will be voted.

      A holder of ESPP shares may revoke his or her directions indicated on the Voting Instructions form at any time by a written document executed by the employee or their attorney duly authorized in writing which is delivered by mail or fax to the Corporate Secretary of the Company, at Suite 1800, 200 Burrard Street, Vancouver, British Columbia V6C 3M1 (Fax: 604-661-2602), at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

      The Voting Instructions form is to be used only with respect to ESPP shares. If an employee holds shares outside the ESPP, the employee may vote those shares either in person or by proxy as described in Part I — “VOTING” of the Information Circular.

Questions?

      If you have any questions concerning the process of voting ESPP shares, you may speak to a Canada Trust Company representative:

      If calling from North America: 1-800-668-2648

      If calling from outside North America: 1-800-668-26480
      Callers from Chile, please call collect: 519-850-0770

Faxing of Voting Instructions

      Voting Instructions may be faxed to Canada Trust Company (Attention: Monitoring and Control Dept.) using the following numbers:

      If faxing from North America: 1-800-567-3351

      If faxing from outside North America: 519-850-4157